CUSIP No. 76133E 10 9 Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _____________________
SCHEDULE 13G (Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) (Amendment No. 1)1
REVA Medical, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
76133E 10 9
(CUSIP Number)
December 31, 2012
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 76133E 10 9 Page 2 of 5 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Partners V, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	3,606,002 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	3,606,002 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,606,002 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	10.9%
12)	Type of Reporting Person	PN

CUSIP No. 76133E 10 9 Page 3 of 5 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	DP V Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	85,186 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	85,186 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	85,186 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	0.3%
12)	Type of Reporting Person	PN

CUSIP No. 76133E 10 9 Page 4 of 5 Pages

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on February 4, 2011 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

Item 4.     Ownership.

Item 4 is hereby amended and restated as follows:

 (a) through (c):

The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Amendment No. 1 to Schedule 13G.  Ownership is stated as of December 31, 2012 and ownership percentages are based on 33,132,203 shares of Common Stock outstanding as of December 31, 2012, as provided to the Reporting Persons by the Issuer.

CUSIP No. 76133E 10 9 Page 5 of 5 Pages

Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2013

DOMAIN PARTNERS V, L.P.
By:	One Palmer Square Associates V, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP V ASSOCIATES, L.P.
By:	One Palmer Square Associates V, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member